Ganaz Inc.
Financial Statements
For the period April 25 through December 31, 2017

These Financial Statements are provided to inform potential investors in Ganaz Inc. of the current financial state of the organization and were prepared by the Management of Ganaz Inc. Note that Ganaz Inc. was incorporated on April 25, 2017, and as such as a limited financial history.

Ganaz Inc.
Balance Sheet
As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Hannah's USAA Card	0.00
Paypal - Cash on hand	12,321.00
SVB Checking	31,127.91
Total Bank Accounts	**$43,448.91**
Accounts Receivable	
Accounts Receivable (A/R)	1,399.90
Total Accounts Receivable	**$1,399.90**
Total Current Assets	**$44,848.81**
TOTAL ASSETS	**$44,848.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Owner's Investment	51,319.56
Retained Earnings	
Wefunder S.A.F.E	77,779.20
Net Income	-84,249.95
Total Equity	**$44,848.81**
TOTAL LIABILITIES AND EQUITY	**$44,848.81**

Ganaz Inc.
Statement of Revenues, Expenses, and Retained Earnings
April 25 - December 31, 2017

	TOTAL
Income	
Recruiting Fees	236.55
Sales	51,399.90
Total Income	**$51,636.45**
Cost of Goods Sold	
Hosting	1,740.99
Total Cost of Goods Sold	**$1,740.99**
GROSS PROFIT	**$49,895.46**
Expenses	
Advertising & Marketing	8,010.91
Bank Charges & Fees	43.00
Conferences	212.98
Contractors	824.50
Insurance	321.00
Legal & Professional Services	8,994.90
Meals & Entertainment	139.19
Office Supplies & Software	3,483.51
Other Business Expenses	1,466.64
Payroll Expenses	33,474.89
Reimbursable Expenses	13,438.90
Software Development	60,056.90
Taxes & Licenses	119.48
Travel	3,558.61
Total Expenses	**$134,145.41**
NET OPERATING INCOME	**$ -84,249.95**
NET INCOME	**$ -84,249.95**

Ganaz Inc.
Statement of Cash Flows
April 25 – December 31, 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,249.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,399.90
Accounts Payable (A/P)	0.00
Hannah's Bank of America Credit Card	0.00
Sri's Credit Card	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-1,399.90
Net cash provided by operating activities	$ -85,649.85
FINANCING ACTIVITIES	
Owner's Investment	51,319.56
Wefunder S.A.F.E	77,779.20
Net cash provided by financing activities	$129,098.76
NET CASH INCREASE FOR PERIOD	$43,448.91
CASH AT END OF PERIOD	$43,448.91

Ganaz Inc.
Notes to Financial Statements
December 31, 2017

Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S.GAAP").

Nature of Operations
Ganaz Inc. (The Company) is engaged in the development of mobile software to aid farm owners and farm workers with respect to employment matters. As of yet, The Company does not yet charge any customers for its services and therefore does not yet earn any revenues.

Cash and Cash Equivalents
At the current time all Cash and Cash Equivalents are held in a checking account at Silicon Valley Bank and are fully liquid.

Owners Investment
Both co-founders have invested equally, in cash, in The Company, the total of which is represented here.